Clawback Policy Version 2023.1 1 | P a g e Clawback Policy Approved by: Board of Directors Approved: September 27, 2023

Clawback Policy Version 2023.1 2 | P a g e Table of Contents Table of Contents ..................................................................................................................................... 2 I. Statement of Purpose and Scope ..................................................................................................... 3 II. Policy Requirements ......................................................................................................................... 4 III. Governance Roles & Responsibilities ............................................................................................... 6 IV. Monitoring and Escalation................................................................................................................ 7 V. Definitions ......................................................................................................................................... 8 Appendix: Document Version Control ..................................................................................................... 9

Clawback Policy Version 2023.1 3 | P a g e I. Statement of Purpose and Scope Purpose of Policy The purpose of this policy is to provide for the recoupment of incentive-based compensation received by current or former executive officers of Sandy Spring Bancorp, Inc. (the “Company”) where that compensation was based on erroneously reported financial information. Scope of Policy This policy applies to the Company’s current and former executive officers. For purposes of this policy, an executive officer is the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company. Executive officers of the Company’s subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. This policy shall be binding and enforceable against all executive officers and their beneficiaries, heirs, executors, administrators, or other legal representatives. Related Laws/Regulations/Regulatory Guidelines The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Section 954 Securities Exchange Act of 1934, Section 10D Nasdaq Stock Market Listing Rules, Rule 5608

Clawback Policy Version 2023.1 4 | P a g e II. Policy Requirements Policy Requirements The Company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. This policy applies to all incentive-based compensation received by a person: (i) After beginning service as an executive officer; (ii) Who served as an executive officer at any time during the performance period for that incentive-based compensation; (iii) While the Company has a class of securities listed on a national securities exchange or a national securities association; and (iv) During the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described above. (In addition, this policy applies to any transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years, other than a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months, which would be deemed a completed fiscal year.) The Company’s obligation to recover erroneously awarded incentive-based compensation is not dependent on if or when the restated financial statements are filed. For purposes of determining the relevant recovery period, the date that the Company is required to prepare an accounting restatement as described above is the earlier to occur of: (i) The date the Company’s board of directors, a committee of the board of directors, or the officer or officers of the Company authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described above; or (ii) The date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement as described above. The amount of incentive-based compensation that is subject to this policy (“erroneously awarded compensation”) is the amount of incentive-based compensation received on or after October 2, 2023, that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid. For incentive-based compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

Clawback Policy Version 2023.1 5 | P a g e (i) The amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received; and (ii) The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq. For purposes of this policy, incentive-based compensation is any compensation that is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure. Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Commission. Incentive-based compensation is deemed received in the fiscal period during which the financial reporting measure specified in the incentive- based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period. Equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to financial reporting measures, do not constitute incentive-based compensation for purposes of this policy. The Compensation Committee of the board of directors will determine, in its sole discretion, the method for recouping erroneously-awarded incentive-based compensation hereunder, which may include, without limitation: (a) requiring reimbursement of erroneously awarded cash compensation previously paid; (b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (c) offsetting the recouped amount from any compensation otherwise owed by the Company to the executive officer; (d) cancelling outstanding vested or unvested equity awards; and/or (e) taking any other remedial and recovery action permitted by law, as determined by the Compensation Committee. The Compensation Committee shall recover any erroneously awarded incentive-based compensation in accordance with this policy except to the extent the conditions specified below are met and the Compensation Committee has determined that recovery would be impracticable. (i) The direct expense paid to a third party to assist in enforcing this policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq. (ii) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Sandy Spring Bancorp

Clawback Policy
Version 2023.1

The Compensation Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the adoption of this policy shall, as a condition to the grant of any benefit thereunder, require an executive officer to agree to abide by the terms of this policy. Any right of recoupment under this policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

III. Governance Roles & Responsibilities

Policy Owner	EVP, Chief Administrative Officer & General Counsel

Policy Approver	Board of Directors

Policy Reviewer	EVP, Chief Administrative Officer & General Counsel (annually)
	Compensation Committee (biennially)

Policy Exception Approver	No exceptions permitted

<u>Other Roles</u>

Identify those roles necessary in overseeing or carrying out compliance with this Policy.

Role	Responsibility
Finance	Determining the impact of a financial re-statement on previously reported compensation metrics.
Human Resources	Calculating the amount of compensation to be recouped
Legal	Coordinating Compensation Committee and/or Board approval. Drafting and/or reviewing required disclosures in public filings.

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Clawback Policy Version 2023.1 7 | P a g e IV. Monitoring and Escalation This policy must be reviewed annually and approved biennially, at a minimum, on the following basis. The frequency of review may be adjusted to meet the review needs of the policy and are generally targeted for the calendar quarter corresponding to the previous review. Annually R Biennially A Other If Other, insert frequency: Policy reviews must also occur if significant process changes or regulatory changes are implemented, regardless of the effective date of the Policy. The Policy Owner is responsible for facilitating this policy review. The Policy Owner may approve minor revisions to this Policy, including but not limited to employee title changes, spelling and grammar corrections, etc. The Policy Owner is responsible for monitoring compliance with this Policy and escalating any compliance failures to the Board of Directors, as appropriate. In the event that there is an interpretation difference associated with the requirements of this Policy, the Compensation Committee shall serve as the initial arbiter. If the Compensation Committee is not able to resolve the difference, the Board of Directors will serve as final arbiter.

Clawback Policy Version 2023.1 8 | P a g e V. Definitions Term Definition None

Clawback Policy Version 2023.1 9 | P a g e Appendix: Document Version Control Maintain an audit trail of the version history. Version # format should be shown as: Year policy was last approved followed by the version number of any revisions. Version # Revision Description Reviewed by Action Date Approved by Action Date 2023.1 Original document publication Compensation Committee 9/6/2023 Board of Directors 9/27/2023 Note: The policy must be Reviewed and Approved in accordance with the Policy on Policies.